[Letterhead of The Gabelli Global Multimedia Trust Inc.]
March 21, 2011
Ms. Mary Cole
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Global Multimedia Trust Inc. (the “Fund”) Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) File No. 333-172191
Dear Ms. Cole:
Pursuant to Rule 461 under the Securities Act of 1933, the Fund hereby requests acceleration of the effective date of the Registration Statement to Monday, March 21, 2011.
All brokers will receive copies of the final prospectus and will have an opportunity to review it before offering the securities to their clients.
Very truly yours,

The Gabelli Global Multimedia Trust Inc.

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Secretary and Treasurer